[GRAPHIC OMITTED] Acergy

                    Acergy S.A. Conference Call Notification
                   First Quarter 2008 ended February 29, 2008

London, England - March 27, 2008 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its first quarter results on Wednesday
April 9, 2008. A conference call will be held to discuss the earnings and review business operations on Wednesday April 9, 2008 at 3:00pm UK Time.

Participating in the conference call will be:

     o    Tom Ehret - Chief Executive Officer
     o    Stuart Jackson - Chief Financial Officer

From 12 noon UK time the following information will be available on the Acergy website: www.acergy-group.com

     o    A copy of the first quarter results press release
     o    A copy of the presentation to be reviewed on the earnings call

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Conference Call Information                            Replay Facility Details
----------------------------------------------------   -------------------------------------------------------------
Lines will open 30 minutes prior to conference call.   A replay facility will be available for the following period:

Date: Wednesday April 9, 2008                          Date: Thursday April 10, 2008
Time: 3.00pm UK Time                                   Time: 1.00pm UK Time

Conference Dial In Numbers:                            Date: Wednesday April 17, 2008
UK Toll Free         :   0800 626606                   Time: 1.00pm UK Time
USA Toll Free        :   1 866 804 8688
France               :   0805 770051                   Conference Replay Dial In Number:
Norway               :   800 369 16
Netherlands          :   0800 837 8000                 International Dial In:   +44 (0) 207 136 9233
Germany              :   0800 700 5019
                                                       Passcode : 95591279
International Dial In:   +44 (0) 207 740 9501

Passcode : 932584
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contact:
Karen Menzel
Tel: + 44 (0) 20 8210 5568
karen.menzel@acergy-group.com

     If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com